Exhibit (a)(1)(I)

FORM OF CONFIRMATION LETTER TO ELIGIBLE EMPLOYEES

PARTICIPATING IN THE REPRICING OFFER

Date:

To:

From:	NeoPhotonics Corporation

Re:	Confirmation of Acceptance of Election Form

Thank you for your submission of the Election Form and Eligible Option and Eligible SAR Information Sheet. We confirm with this letter that we have accepted your Election Form. Subject to the other terms and conditions of the Repricing Offer, your Eligible Option or Eligible SAR grants will be amended to reduce the exercise price of your Eligible Options and Eligible SARs and impose a new vesting schedule on both vested and unvested shares underlying the award (as amended, each an “Amended Option” or “Amended SAR,” as applicable), as described in the Offering Memorandum. Shortly, we will be sending you a separate notice of amendment relating to your Amended Options and Amended SARs, as applicable, to confirm the new exercise price and new vesting schedule. The notice of amendment for your Amended Options or Amended SARs will be delivered electronically.

In the meanwhile, if you have any questions, please call Ian Gray at (408) 232-9200 or send an email to tender@neophotonics.com.

Capitalized terms not otherwise defined herein shall have the meaning set forth in the Offer to Reprice Eligible Options and Stock Appreciation Rights dated November 18, 2014 (the “Offering Memorandum”).

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